Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated October 25, 2017 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2017 and the audited consolidated financial statements for the year ended December 31, 2016 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2017	2016	% Change	2017	2016	% Change
Crude oil (bbls/d)	139,254	125,713	11	139,811	134,107	4
NGLs (bbls/d)	18,811	17,750	6	17,850	17,134	4
Natural gas (mcf/d)	108,021	102,883	5	104,117	104,515	-
Total (boe/d)	176,069	160,610	10	175,014	168,660	4
Crude oil and NGLs (%)	90	89	1	90	90	-
Natural gas (%)	10	11	(1)	10	10	-
Total (%)	100	100	-	100	100	-
Production increased by 10 percent in the third quarter of 2017 compared to the same period in 2016 primarily due to the Company's successful capital development program and net acquisitions completed in 2017, partially offset by natural declines.
Production increased 4 percent in the nine months ended September 30, 2017 compared to the same period in 2016 due to the increases in crude oil and NGL production. Crude oil and NGL production increased by 4 percent primarily due to the Company's successful capital development program. Natural gas production remained relatively consistent compared to the same period in 2016.
The Company's weighting to crude oil and NGLs in the three and nine months ended September 30, 2017 remained consistent with the 2016 comparative periods.
Exhibit 1

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area (boe/d)	2017	2016	% Change	2017	2016	% Change
Williston Basin	101,717	99,850	2	102,795	104,401	(2)
Southwest Saskatchewan	39,176	34,960	12	42,341	37,927	12
Uinta Basin	21,836	11,598	88	16,894	12,569	34
Other	13,340	14,202	(6)	12,984	13,763	(6)
Total	176,069	160,610	10	175,014	168,660	4
In the three and nine months ended September 30, 2017, the Company drilled 251 (201.2 net) wells and 622 (527.7 net) wells, respectively.
Exhibit 2
Exhibit 3

CRESCENT POINT ENERGY CORP.	2

Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2017	2016	% Change	2017	2016	% Change
Crude oil ($/bbl)	54.74	51.56	6	57.27	45.70	25
NGLs ($/bbl)	25.90	15.90	63	25.47	12.93	97
Natural gas ($/mcf)	2.10	2.48	(15)	2.71	2.08	30
Total ($/boe)	47.34	43.71	8	49.96	38.94	28

(1)	The average selling prices reported are before realized derivatives and transportation.

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2017	2016	% Change	2017	2016	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	48.24	44.94	7	49.45	41.37	20
WTI crude oil (Cdn$/bbl)	60.30	58.36	3	65.07	54.43	20
Crude Oil Differential
LSB crude oil (Cdn$/bbl) (2)	(4.13)	(4.91)	(16)	(4.82)	(6.01)	(20)
WCS crude oil (Cdn$/bbl) (3)	(12.48)	(17.60)	(29)	(15.57)	(18.12)	(14)
Yellow wax crude oil (US$/bbl) (4)	(4.75)	(4.75)	-	(4.75)	(4.75)	-
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (5)	1.46	2.32	(37)	2.31	1.85	25
AECO monthly index natural gas (Cdn$/mcf)	2.04	2.20	(7)	2.58	1.85	39
NYMEX natural gas (US$/mmbtu) (6)	3.00	2.81	7	3.16	2.29	38
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.80	0.77	4	0.76	0.76	-

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

(4)	Yellow wax crude oil differential is based on posted prices from a leading Salt Lake City refiner.

(5)	AECO refers to the Alberta Energy Company natural gas price.

(6)	NYMEX refers to the New York Mercantile Exchange natural gas price.
In the third quarter of 2017, the Company's average selling price for crude oil increased 6 percent from the same period in 2016 primarily as a result of a 7 percent increase in the US$ WTI benchmark price and a narrower corporate oil price differential, partially offset by a stronger Canadian dollar. Crescent Point's corporate oil differential relative to Cdn$ WTI for the third quarter of 2017 was $5.56 per bbl compared to $6.80 per bbl in the third quarter of 2016.
The Company’s corporate oil differential for the third quarter of 2017 was primarily impacted by a narrowing of oil differentials. In the three months ended September 30, 2017, the Cdn$ WTI - LSB differential discount narrowed to average $4.13 per bbl, a 16 percent decrease from the same period in 2016. The Cdn$ WTI - WCS differential discount also narrowed to average $12.48 per bbl in the third quarter of 2017, a 29 percent decrease from the same period in 2016. Light Sour Blend and Western Canadian Select differentials narrowed, in large part, due to the fire at the Syncrude Mildred Lake facility which impacted supply for oil. Western Canadian Select differentials also narrowed due to incremental heavy pipeline capacity that began July 2017.
In the nine months ended September 30, 2017, the Company's average selling price for oil increased 25 percent from the same period in 2016, primarily as a result of a 20 percent increase in the US$ WTI benchmark price and a narrower corporate oil price differential. The Company's corporate oil differential relative to Cdn$ WTI for the nine months ended September 30, 2017 was $7.80 per bbl compared to $8.73 per bbl in the same period of 2016.
The Company's corporate oil differential for the nine months ended September 30, 2017 was impacted by a narrowing of oil differentials. In the nine months ended September 30, 2017, the Cdn$ WTI - LSB differential discount narrowed to average $4.82 per bbl, a 20 percent decrease from the same period in 2016, and the Cdn$ WTI - WCS differential discount also narrowed to average $15.57 per bbl, a 14 percent decrease from the same period in 2016.
The Company is exposed to medium and heavy oil differentials due to the Company's production base in Southwest Saskatchewan, which is weighted to medium crude and is typically sold at a premium to WCS prices. The Company's production base in the Uinta Basin, which exposes the Company to Yellow wax crude and Black wax crude oil differentials, is typically sold into the Salt Lake City refinery complex.
The Company's average selling price for NGLs in the three and nine months ended September 30, 2017 increased 63 percent from $15.90 per bbl to $25.90 per bbl and 97 percent from $12.93 per bbl to $25.47 per bbl, respectively. Average selling prices for NGLs were impacted by the strengthening of propane, butane and condensate prices resulting from the increases in crude oil prices and offshore propane exports.

CRESCENT POINT ENERGY CORP.	3

The Company's average selling price for natural gas for the third quarter of 2017 decreased 15 percent from $2.48 per mcf to $2.10 per mcf, primarily as a result of the decrease in the AECO daily benchmark price, partially offset by the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production. In the nine months ended September 30, 2017, the Company's average selling price for natural gas increased 30 percent from $2.08 per mcf to $2.71 per mcf, primarily as a result of the increase in the AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production.

Exhibit 4
Exhibit 5

CRESCENT POINT ENERGY CORP.	4

Exhibit 6
Exhibit 7
Derivatives
The following is a summary of the realized derivative gain on crude oil and natural gas derivative contracts:

	Three months ended September 30			Nine months ended September 30
($ millions, except volume amounts)	2017	2016	% Change	2017	2016	% Change
Average crude oil volumes hedged (bbls/d) (1)	51,750	56,500	(8)	54,374	51,311	6
Crude oil realized derivative gain (1)	49.4	82.8	(40)	79.9	398.6	(80)
per bbl	3.86	7.15	(46)	2.09	10.85	(81)
Average natural gas volumes hedged (GJ/d) (2)	40,000	45,500	(12)	41,813	37,861	10
Natural gas realized derivative gain	3.9	5.1	(24)	7.4	17.4	(57)
per mcf	0.40	0.54	(26)	0.26	0.61	(57)
Average barrels of oil equivalent hedged (boe/d) (1)	58,069	63,688	(9)	60,979	57,292	6
Total realized derivative gain (1)	53.3	87.9	(39)	87.3	416.0	(79)
per boe	3.29	5.95	(45)	1.83	9.00	(80)

(1)
The crude oil realized derivative gain includes the realized derivative gains and losses on financial price differential contracts in the respective periods. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.

CRESCENT POINT ENERGY CORP.	5

Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With the ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point also hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production. In addition, the Company can deliver crude oil through its various rail terminals to provide access to diversified markets and pricing. See Note 22 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended September 30, 2017 for additional information on the Company's derivatives.
The Company recorded total realized derivative gains of $53.3 million and $87.3 million for the three and nine months ended September 30, 2017, respectively, compared to $87.9 million and $416.0 million in the respective periods in 2016.
The Company's realized derivative gain for oil was $49.4 million and $79.9 million for the three and nine months ended September 30, 2017, respectively, compared to $82.8 million and $398.6 million for the respective periods in 2016. The decreased realized derivative gain in the three months ended September 30, 2017 is largely attributable to the decrease in the Company's average derivative oil price, the increase in the Cdn$ WTI benchmark price and the decrease in oil volumes hedged. The decreased realized derivative gain in the nine months ended September 30, 2017 is largely attributable to the increase in the Cdn$ WTI benchmark price and the decrease in the Company's average derivative oil price, partially offset by an increase in oil volumes hedged. The realized derivative gain for the nine months ended September 30, 2016 also included the $42.0 million realized derivative gain from the unwind and settlement of a portion of the Company's 2017 and 2018 hedges. During the three months ended September 30, 2017, the Company's average derivative oil price decreased 5 percent or $3.60 per bbl, from $74.28 per bbl in 2016 to $70.68 per bbl in 2017. During the nine months ended September 30, 2017, the Company's average derivative oil price decreased 12 percent or $9.34 per bbl, from $79.79 per bbl in 2016 to $70.45 per bbl in 2017.
Crescent Point's realized derivative gain for gas was $3.9 million and $7.4 million for the three and nine months ended September 30, 2017, respectively, compared to $5.1 million and $17.4 million for the respective periods in 2016. The decrease in the three months ended September 30, 2017 is largely attributable to the decreases in the Company's average derivative gas price and gas volumes hedged, partially offset by the decrease in the AECO monthly index price. The decrease in the nine months ended September 30, 2017 is largely attributable to the increase in the AECO monthly index price and the decrease in the Company's average derivative gas price, partially offset by the increase in gas volumes hedged. During the three months ended September 30, 2017, the Company's average derivative gas price decreased 9 percent or $0.30 per GJ, from $3.31 per GJ in 2016 to $3.01 per GJ in 2017. During the nine months ended September 30, 2017, the Company's average derivative gas price decreased 9 percent or $0.31 per GJ, from $3.43 per GJ in 2016 to $3.12 per GJ in 2017.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Exhibit 8

CRESCENT POINT ENERGY CORP.	6

The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended September 30			Nine months ended September 30
($ millions)	2017	2016	% Change	2017	2016	% Change
Crude oil	(72.0)	(45.3)	59	102.7	(427.6)	(124)
Natural gas	3.6	1.3	177	17.8	(6.8)	(362)
Interest	4.5	0.6	650	7.4	(2.4)	(408)
Power	0.1	(0.1)	(200)	0.4	-	-
Cross currency	6.7	11.6	(42)	(110.3)	(130.1)	(15)
Foreign exchange	(0.9)	0.2	(550)	(1.6)	(1.2)	33
Total unrealized derivative gain (loss)	(58.0)	(31.7)	83	16.4	(568.1)	(103)
The Company recognized a total unrealized derivative loss of $58.0 million for the three months ended September 30, 2017 compared to $31.7 million in the same period in 2016. The loss is primarily due to the $72.0 million unrealized derivative loss on crude oil contracts compared to $45.3 million in the third quarter of 2016. The unrealized oil derivative loss in the third quarter of 2017 is primarily attributable to the maturity of in-the-money contract months and the increases in the near-term Cdn$ WTI and US$ WTI forward benchmark price at September 30, 2017 as compared to June 30, 2017. The unrealized oil derivative loss in the third quarter of 2016 was primarily attributable to the maturity of in-the-money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at September 30, 2016 compared to June 30, 2016.
During the nine months ended September 30, 2017, the Company recognized a total unrealized derivative gain of $16.4 million compared to a total unrealized derivative loss of $568.1 million in the same period in 2016, primarily due to a $102.7 million unrealized derivative gain on crude oil contracts compared to a $427.6 million unrealized derivative loss for the same period in 2016. The unrealized oil derivative gain for the nine months ended September 30, 2017 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at September 30, 2017 compared to December 31, 2016, partially offset by the maturity of in-the-money contract months. The unrealized oil derivative loss for the nine months ended September 30, 2016 was primarily attributable to the maturity of in-the-money contract months, the unwind and settlement of a portion of the Company's 2017 and 2018 hedges and the increase in the Cdn$ WTI forward benchmark price at September 30, 2016 compared to December 31, 2015.
The total unrealized derivative gain in the nine months ended September 30, 2017 was partially offset by a $110.3 million loss on Cross Currency Swaps ("CCS") compared to $130.1 million in the same period in 2016. The unrealized CCS derivative loss for the nine months ended September 30, 2017 was primarily the result of the stronger forward Canadian dollar at September 30, 2017 compared to December 31, 2016. The unrealized CCS derivative loss for the nine months ended September 30, 2016 was primarily the result of the stronger forward Canadian dollar at September 30, 2016 compared to December 31, 2015.
Exhibit 9

(1)	Includes oil, gas and power contracts.

CRESCENT POINT ENERGY CORP.	7

Exhibit 10
Revenues

	Three months ended September 30			Nine months ended September 30
($ millions) (1)	2017	2016	% Change	2017	2016	% Change
Crude oil sales	701.3	596.4	18	2,186.0	1,679.2	30
NGL sales	44.8	26.0	72	124.1	60.7	104
Natural gas sales	20.8	23.5	(11)	77.0	59.5	29
Total oil and gas sales	766.9	645.9	19	2,387.1	1,799.4	33

(1)	Revenue is reported before realized derivatives.
Crude oil sales increased 18 percent in the three months ended September 30, 2017, from $596.4 million in 2016 to $701.3 million in 2017, primarily due to the 11 percent increase in crude oil production and the 6 percent increase in realized prices. The increased production in the third quarter of 2017 is primarily due to the Company's successful capital development program. The increase in realized prices is largely a result of the 3 percent increase in the Cdn$ WTI benchmark price as compared to the third quarter of 2016 and a narrower corporate oil differential.
Crude oil sales increased 30 percent in the nine months ended September 30, 2017, from $1.68 billion in 2016 to $2.19 billion in 2017, primarily due to the 25 percent increase in realized prices and the 4 percent increase in crude oil production. The increase in realized prices is largely a result of the 20 percent increase in the Cdn$ WTI benchmark price as compared to the nine months ended September 30, 2016 and a narrower corporate oil differential. The increased production in the nine months ended September 30, 2017 is primarily due to the Company's successful capital development program.
NGL sales increased 72 percent and 104 percent in the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to the 63 percent and 97 percent increase in realized NGL prices, respectively, and the 6 percent and 4 percent increase in NGL production, respectively. Realized prices in 2017 were impacted by the strengthening of prices for propane, butane and condensate resulting from the increases in crude oil prices and offshore propane exports. The increased production in 2017 is primarily due to the Company's successful capital development program.
Natural gas sales decreased 11 percent in the three months ended September 30, 2017, compared to the same period in 2016, primarily due to the 15 percent decrease in realized natural gas prices, partially offset by the 5 percent increase in natural gas production. The decrease in the realized natural gas price is largely due to the decrease in the AECO daily benchmark price. The increased natural gas production is primarily due to the Company's successful capital development program. In the nine months ended September 30, 2017, natural gas sales increased 29 percent compared to the same period in 2016, primarily due to the 30 percent increase in realized natural gas prices. The increase in the realized natural gas price is largely due to the increase in the AECO daily benchmark price.

CRESCENT POINT ENERGY CORP.	8

Exhibit 11
Royalties

	Three months ended September 30			Nine months ended September 30
($ millions, except % and per boe amounts)	2017	2016	% Change	2017	2016	% Change
Royalties	114.8	92.3	24	349.7	252.6	38
As a % of oil and gas sales	15	14	1	15	14	1
Per boe	7.08	6.25	13	7.32	5.47	34
Royalties increased 24 percent and 38 percent in the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, largely due to the 19 percent and 33 percent increases in oil and gas sales, respectively. Royalties in the three and nine months ended September 30, 2017 were also impacted by the 1 percent increase in royalties as a percentage of oil and gas sales.
Royalties as a percentage of oil and gas sales increased 1 percent for the three and nine months ended September 30, 2017 from the same periods in 2016 primarily as a result of growing revenues in the United States which have higher associated royalty burdens. In the three and nine months ended September 30, 2017, oil and gas sales in the United States accounted for 14 percent and 18 percent, respectively, of total oil and gas sales compared to 11 percent in the same respective periods in 2016.
Exhibit 12

CRESCENT POINT ENERGY CORP.	9

Operating Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2017	2016	% Change	2017	2016	% Change
Operating expenses	210.0	180.2	17	600.9	511.2	18
Per boe	12.97	12.18	6	12.58	11.06	14
Operating expenses per boe increased 6 percent and 14 percent in the three and nine months ended September 30, 2017, respectively, compared to the respective periods in 2016. The increases were primarily due to favorable prior period adjustments in the respective 2016 periods related to utility costs and property taxes, and unfavorable prior period adjustments in the respective 2017 periods related to processing fees. Maintenance activity levels in 2017 also increased compared to 2016 as the Company reduced activity levels in 2016 in response to weak commodity prices. In addition, expenses in 2017 were higher due to the increases in Saskatchewan power rates and provincial sales tax as a result of the Saskatchewan government's efforts to balance the provincial budget.
Operating expenses increased 17 percent and 18 percent in the three and nine months ended September 30, 2017, respectively, compared to the respective periods in 2016, primarily due to higher production volumes and the increases in per boe operating expenses as noted above.
Exhibit 13
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2017	2016	% Change	2017	2016	% Change
Transportation expenses	31.7	29.0	9	99.7	98.3	1
Per boe	1.96	1.96	-	2.09	2.13	(2)
Transportation expenses per boe in the three months ended September 30, 2017 remained consistent with the comparative 2016 period. Transportation expenses increased 9 percent in the three months ended September 30, 2017 compared to the same period in 2016 due to higher production volumes.
Transportation expense per boe decreased 2 percent in the nine months ended September 30, 2017, compared to the same period in 2016 primarily due to the decrease in pipeline tariff rates. In the nine months ended September 30, 2017, transportation expenses remained relatively consistent compared to the same period in 2016.

CRESCENT POINT ENERGY CORP.	10

Exhibit 14
Netback

	Three months ended September 30			Nine months ended September 30
	2017	2016		2017	2016
	Total (2) ($/boe)	Total (2) ($/boe)	% Change	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	47.34	43.71	8	49.96	38.94	28
Royalties	(7.08)	(6.25)	13	(7.32)	(5.47)	34
Operating expenses	(12.97)	(12.18)	6	(12.58)	(11.06)	14
Transportation expenses	(1.96)	(1.96)	-	(2.09)	(2.13)	(2)
Netback prior to realized derivatives	25.33	23.32	9	27.97	20.28	38
Realized gain on derivatives	3.29	5.95	(45)	1.83	9.00	(80)
Netback (1)	28.62	29.27	(2)	29.80	29.28	2

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.
The Company's netback for the three months ended September 30, 2017 decreased 2 percent to $28.62 per boe from $29.27 per boe in the same period in 2016. The decrease in the Company's netback is primarily the result of the decrease in realized gain on derivatives and the increases in royalties and operating expenses, partially offset by the increase in average selling price largely due to a narrower corporate oil differential and the increase in the Cdn$ WTI benchmark price.
The Company's netback for the nine months ended September 30, 2017 increased 2 percent to $29.80 per boe from $29.28 per boe in 2016. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by the decrease in realized gain on derivatives and the increases in royalties and operating expenses.

CRESCENT POINT ENERGY CORP.	11

Exhibit 15
Exhibit 16
Exhibit 17

CRESCENT POINT ENERGY CORP.	12

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2017	2016	% Change	2017	2016	% Change
General and administrative costs	31.2	33.8	(8)	101.7	103.2	(1)
Capitalized	(10.0)	(7.3)	37	(29.5)	(24.7)	19
Total general and administrative expenses	21.2	26.5	(20)	72.2	78.5	(8)
Transaction costs	0.4	(1.2)	(133)	(2.3)	(1.8)	28
General and administrative expenses	21.6	25.3	(15)	69.9	76.7	(9)
Per boe	1.34	1.72	(22)	1.46	1.66	(12)
General and administrative expenses decreased 15 percent the third quarter of 2017 compared to the same period in 2016, primarily due to the increase in overhead recoveries from partners associated with higher capital spending, and provisions for bad debts and onerous building lease contracts recognized in the third quarter of 2016. General and administrative expenses decreased 9 percent in the nine months ended September 30, 2017 compared to the same period in 2016, primarily due to the increase in overhead recoveries from partners associated with higher capital spending, and provisions for bad debts recognized in 2016.
General and administrative expenses per boe decreased 22 percent and 12 percent in the three and nine months ended September 30, 2017, respectively, compared to the respective periods in 2016. The decreases are due to the decreases in general and administrative expenses as noted above and the increases in production volumes.
Transaction costs incurred in the three and nine months ended September 30, 2017 relate primarily to minor property acquisitions and dispositions. Refer to the Capital Acquisitions section in this MD&A for further information.
Exhibit 18
Interest Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2017	2016	% Change	2017	2016	% Change
Interest expense	40.4	39.9	1	120.2	120.3	-
Per boe	2.49	2.70	(8)	2.51	2.60	(3)
In the three and nine months ended September 30, 2017, interest expense remained relatively consistent with the same periods in 2016. Interest expense per boe decreased 8 percent and 3 percent in three and nine months ended September 30, 2017, respectively, compared to the respective periods in 2016, primarily due to the increase in production volumes.
The Company's effective interest rate in the three and nine months ended September 30, 2017 increased to 4.18 percent and 4.26 percent, respectively, compared to 3.94 percent and 4.00 percent for the respective periods in 2016. The increases relate to the increase in underlying market interest rates.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At September 30, 2017, 53 percent of the Company's long-term debt, including its US dollar senior guaranteed notes at the Canadian dollar economic amounts due at maturity, had fixed interest rates.

CRESCENT POINT ENERGY CORP.	13

Exhibit 19
Foreign Exchange Gain (Loss)

	Three months ended September 30			Nine months ended September 30
($ millions)	2017	2016	% Change	2017	2016	% Change
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	(128.4)	12.1	(1,161)	(103.7)	6.4	(1,720)
US dollar long-term debt maturities	131.5	(10.5)	(1,352)	115.8	(5.3)	(2,285)
Other	(7.3)	-	-	(3.0)	(4.3)	(30)
Unrealized gain (loss)
Translation of US dollar long-term debt	13.4	(25.5)	(153)	147.5	172.1	(14)
Other	1.9	(0.2)	(1,050)	0.5	0.9	(44)
Foreign exchange gain (loss)	11.1	(24.1)	(146)	157.1	169.8	(7)
The Company has US dollar denominated debt, including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.67 billion of LIBOR loans and the issuance of US$1.36 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $2.07 billion and $1.44 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information.
The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the three and nine months ended September 30, 2017, the Company recorded an unrealized foreign exchange gain of $13.4 million and $147.5 million, respectively, on the translation of US dollar long-term debt and accrued interest compared to an unrealized loss of $25.5 million and an unrealized gain of $172.1 million, respectively, in the same periods in 2016. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the third quarter of 2017 is attributable to a stronger Canadian dollar at September 30, 2017 as compared to June 30, 2017. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the nine months ended September 30, 2017 is attributable to a stronger Canadian dollar as at September 30, 2017 as compared to December 31, 2016.
Share-based Compensation Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2017	2016	% Change	2017	2016	% Change
Share-based compensation costs	14.2	15.7	(10)	43.3	57.4	(25)
Capitalized	(3.3)	(3.4)	(3)	(8.7)	(11.4)	(24)
Share-based compensation expense	10.9	12.3	(11)	34.6	46.0	(25)
Per boe	0.67	0.83	(19)	0.72	1.00	(28)

CRESCENT POINT ENERGY CORP.	14

During the third quarter of 2017, the Company recorded share-based compensation costs of $14.2 million, a decrease of 10 percent from the same period in 2016. During the nine months ended September 30, 2017, the Company recorded share-based compensation costs of $43.3 million, a decrease of 25 percent from the same period in 2016. The decreases are due to the decrease in expenses associated with incentive awards as a result of the decreases in the Company's share price and the number of incentive awards granted, partially offset by the increase in expenses associated with base compensation.
During the three and nine months ended September 30, 2017, the Company capitalized share-based compensation costs of $3.3 million and $8.7 million, respectively, decreases of 3 percent and 24 percent from the same periods in 2016, respectively. The decreases are primarily due to the decrease in expenses associated with incentive related awards as a result of the decreases in the Company's share price and the number of incentive awards granted.
Exhibit 20
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at September 30, 2017, the Company is authorized to issue up to 12,957,494 common shares (September 30, 2016 - 17,028,380 common shares). The Company had 3,649,378 restricted shares outstanding at September 30, 2017 (September 30, 2016 - 5,157,300 restricted shares outstanding).
As of the date of this report, the Company had 3,638,221 restricted shares outstanding.
Performance Share Unit Plan
In April 2017, the Company approved a Performance Share Unit ("PSU") plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the PSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the expected cash payment per PSU and the expected number of PSUs to vest, calculated from multipliers based on internal and external performance metrics. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers. The Company had 4,423,474 PSUs outstanding at September 30, 2017 (September 30, 2016 - nil PSUs outstanding).
As of the date of this report, the Company had 4,423,474 PSUs outstanding.
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 187,601 DSUs outstanding at September 30, 2017 (September 30, 2016 - 178,449 DSUs outstanding).
As of the date of this report, the Company had 227,390 DSUs outstanding.

CRESCENT POINT ENERGY CORP.	15

Depletion, Depreciation, Amortization and Impairment

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2017	2016	% Change	2017	2016	% Change
Depletion and depreciation	360.6	356.5	1	1,060.0	1,100.9	(4)
Amortization of E&E undeveloped land	33.7	44.1	(24)	99.5	143.3	(31)
Depletion, depreciation and amortization	394.3	400.6	(2)	1,159.5	1,244.2	(7)
Impairment	306.5	-	-	306.5	-	-
Depletion, depreciation, amortization and impairment	700.8	400.6	75	1,466.0	1,244.2	18
Per boe, before impairment	24.35	27.11	(10)	24.27	26.92	(10)
Per boe	43.27	27.11	60	30.68	26.92	14
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 10 percent to $24.35 per boe for the three months ended September 30, 2017 from $27.11 per boe in the same period in 2016. In the nine months ended September 30, 2017, the DD&A rate before impairment decreased 10 percent to $24.27 per boe from $26.92 per boe for the same 2016 period. These decreases are primarily due to net impairment expense of $611.4 million recorded during the year ended December 31, 2016, reduced future development costs, reserve additions and a reduction to the amortization of exploration and evaluation ("E&E") undeveloped land. The decrease in amortization of E&E undeveloped land relates to the regular transfers of land to property, plant and equipment ("PP&E") upon determination of reserves and the increasing balance of undeveloped land fully amortized over its average primary lease term.
At September 30, 2017, the Company recorded impairment expense, net of recoveries, of $306.5 million. The impairments of $601.6 million in the Southeast Saskatchewan, Southwest Saskatchewan and South Alberta CGUs were largely a result of the decrease in forecast benchmark commodity prices at September 30, 2017 compared to December 31, 2016, partially offset by the positive impact of development reserve additions. The Company also recorded impairment on assets held for sale of $14.9 million. The recoveries of $310.0 million in the Northern U.S. and Utah CGUs were largely a result of the positive impact of technical and development reserve additions, partially offset by the decrease in forecast benchmark commodity prices at September 30, 2017 compared to December 31, 2016.
Any PP&E impairment recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of PP&E has increased in value since the impairment expense was recorded.
Exhibit 21

CRESCENT POINT ENERGY CORP.	16

Other Income (Loss)
The Company recorded other income of $9.5 million and $2.9 million in the three and nine months ended September 30, 2017, respectively, compared to other losses of $13.8 million and $6.1 million in the respective periods in 2016. Other income in the three and nine months ended September 30, 2017 are comprised of gains on capital dispositions, partially offset by net unrealized losses on long-term investments. The other losses in the same periods in 2016 are comprised primarily of losses on capital dispositions, partially offset by net unrealized gains on long-term investments.
Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2017	2016	% Change	2017	2016	% Change
Current tax expense	-	-	-	-	-	-
Deferred tax expense (recovery)	(84.2)	(14.1)	497	(47.5)	(137.8)	(66)
Current Tax Expense
In the three and nine months ended September 30, 2017 and 2016, the Company recorded current tax expense of nil. Refer to the Company's December 31, 2016 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three and nine months ended September 30, 2017, the Company recorded deferred tax recoveries of $84.2 million and $47.5 million, respectively, compared to $14.1 million and $137.8 million, respectively, in the same periods in 2016. The deferred tax recoveries in the three and nine months ended September 30, 2017 are primarily due to the net loss before tax and changes in the amount of estimated usable tax pools. The deferred tax recovery in the nine months ended September 30, 2017 is also due to the benefit of the 1 percent decrease in the Saskatchewan corporate income tax rate. The Saskatchewan corporate income tax rate decreased from 12 percent to 11.5 percent on July 1, 2017 and will further decrease to 11 percent on July 1, 2019. The deferred tax recoveries in the three and nine months ended September 30, 2016 relate primarily to the net loss before tax and changes in the amount of estimated usable tax pools.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings (Loss) from Operations

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2017	2016	% Change	2017	2016	% Change
Cash flow from operating activities	437.0	330.2	32	1,269.1	1,085.8	17

Adjusted funds flow from operations (1)	389.0	368.1	6	1,234.1	1,150.5	7

Net income (loss)	(270.6)	(108.5)	149	(67.6)	(422.1)	(84)
Net income (loss) per share - diluted	(0.50)	(0.21)	138	(0.12)	(0.83)	(86)

Adjusted net earnings (loss) from operations (1)	33.7	(22.0)	(253)	135.1	(12.1)	(1,217)
Adjusted net earnings (loss) from operations per share - diluted (1)	0.06	(0.04)	(250)	0.25	(0.02)	(1,350)

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Cash flow from operating activities increased 32 percent to $437.0 million in the third quarter of 2017 compared to $330.2 million in the same period in 2016, due to the changes in adjusted funds flow from operations and fluctuations in working capital, transaction costs and decommissioning expenditures. In the nine months ended September 30, 2017, cash flow from operating activities increased 17 percent to $1.27 billion compared to $1.09 billion in the same period in 2016, due to the changes in adjusted funds flow from operations and fluctuations in working capital, transaction costs and decommissioning expenditures.

CRESCENT POINT ENERGY CORP.	17

Exhibit 22
Adjusted funds flow from operations increased to $389.0 million in the third quarter of 2017 from $368.1 million in the same period in 2016. The increase is primarily the result of the increases in production volumes and the Cdn$ WTI benchmark price and a narrower corporate oil differential, partially offset by the decrease in realized hedging gains and the increases in operating expenses and royalties.
Adjusted funds flow from operations increased to $1.23 billion in the nine months ended September 30, 2017 from $1.15 billion in the same period in 2016. The increase is primarily the result of the increase in the Cdn$ WTI benchmark price and production volumes, partially offset by the decrease in realized hedging gains and the increases in royalties and operating expenses.
Exhibit 23
The Company reported a net loss of $270.6 million in the third quarter of 2017 compared to a net loss of $108.5 million in the same period in 2016, primarily as a result of the net impairment expense and the increase in unrealized derivative loss, partially offset by the fluctuations in deferred taxes, the foreign exchange gain on long-term debt and the increase in adjusted funds flow from operations. In the nine month period ended September 30, 2017, the Company reported a net loss of $67.6 million compared to a net loss of $422.1 million in the same period in 2016, primarily as a result of the the unrealized derivative gain and the increase in adjusted funds flow from operations, partially offset by the impairment expense, fluctuations in deferred taxes and the decrease in foreign exchange gain on long-term debt.

CRESCENT POINT ENERGY CORP.	18

Exhibit 24
The Company reported adjusted net earnings from operations of $33.7 million in the third quarter of 2017 compared to an adjusted net loss of $22.0 million in the same period in 2016, primarily as a result of the fluctuations in deferred taxes and the increase in adjusted funds flow from operations. Adjusted net earnings from operations per share - diluted was $0.06 in the third quarter of 2017 compared to an adjusted net loss from operations per share - diluted of $0.04 in the same period in 2016, primarily due to the same reasons discussed above and the impact of shares issued through the September 2016 equity offering.
Adjusted net earnings for the nine month period ended September 30, 2017 was $135.1 million compared to an adjusted net loss of $12.1 million in the same period in 2016, primarily as a result of the increase in adjusted funds flow from operations, the decreases in depletion and share-based compensation expense and fluctuations in deferred taxes, partially offset by fluctuations in foreign exchange on translation of unhedged US dollar debt. Adjusted net earnings from operations per share - diluted was $0.25 in the nine months ended September 30, 2017 compared to an adjusted net loss from operations per share - diluted of $0.02 in the same period in 2016 primarily due to the same reasons discussed above and the impact of shares issued through the September 2016 equity offering.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio can extend out over 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.

CRESCENT POINT ENERGY CORP.	19

Dividends
The following table provides a reconciliation of dividends:

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2017	2016	% Change	2017	2016	% Change
Accumulated dividends, beginning of period	7,309.7	7,114.5	3	7,210.9	6,950.6	4
Dividends declared to shareholders	49.4	47.2	5	148.2	211.1	(30)
Accumulated dividends, end of period	7,359.1	7,161.7	3	7,359.1	7,161.7	3

Accumulated dividends per share, beginning of period	31.62	31.26	1	31.44	30.94	2
Dividends declared to shareholders per share	0.09	0.09	-	0.27	0.41	(34)
Accumulated dividends per share, end of period	31.71	31.35	1	31.71	31.35	1
Dividends increased 5 percent in the three months ended September 30, 2017 compared to the same period in 2016 due to the increase in the number of shares outstanding primarily due to the bought deal financing which closed in September 2016.
Dividends decreased 30 percent in the nine months ended September 30, 2017 compared to the same period in 2016. The decrease in dividends relates primarily to the reduction in the dividends declared to shareholders to $0.27 per share in the nine months ended September 30, 2017 from $0.41 per share in the same period in 2016.
Exhibit 25

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2017, the investments are recorded at a fair value of $21.1 million which is $10.5 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At September 30, 2017, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.
Other Long-Term Assets
At September 30, 2017, other long-term assets consist of $21.2 million related to the reclamation fund and $14.0 million of investment tax credits.
The reclamation fund increased by $4.9 million during the third quarter of 2017 due to contributions of $5.6 million, partially offset by $0.7 million of decommissioning and environmental expenditures. The expenditures related primarily to decommissioning work completed in Saskatchewan, Alberta and the United States.

CRESCENT POINT ENERGY CORP.	20

Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2017, Crescent Point recorded $3.3 million and $9.5 million, respectively, (September 30, 2016 - $1.2 million and $4.7 million, respectively) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success including the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and competitive pricing.
Capital Expenditures
The following is a summary of the Company's capital expenditures:

	Three months ended September 30			Nine months ended September 30
($ millions)	2017	2016	% Change	2017	2016	% Change
Capital acquisitions (dispositions), net (1)	(12.7)	208.4	(106)	157.8	216.7	(27)
Development capital expenditures	505.7	326.2	55	1,332.4	728.2	83
Capitalized administration (2)	10.0	7.3	37	29.5	24.7	19
Office equipment	0.8	0.4	100	2.6	0.5	420
Total	503.8	542.3	(7)	1,522.3	970.1	57

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2017 ($28.9 million was allocated to PP&E and $116.2 million was allocated to E&E assets, including $22.7 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the third quarter of 2017 were $505.7 million compared to $326.2 million in the same period in 2016. In the third quarter of 2017, 251 (201.2 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended September 30, 2017 included $82.0 million on facilities, land and seismic.
The Company's development capital expenditures for the nine months ended September 30, 2017 were $1.33 billion compared to $728.2 million in the same period in 2016. In the nine months ended September 30, 2017, 622 (527.7 net) wells were drilled with a success rate of 100 percent. The development capital for the nine months ended September 30, 2017 included $213.0 million on facilities, land and seismic.
Crescent Point's upwardly revised budgeted capital program for 2017 is $1.55 billion, before net land and property acquisitions.
Goodwill
The Company's goodwill balance as at September 30, 2017 was $251.9 million which is unchanged from December 31, 2016. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Other Current Liabilities
At September 30, 2017, other current liabilities consist of $8.3 million related to the current portion of long-term compensation liability related to the PSU plan and $26.2 million related to decommissioning liability.
Other Long-Term Liabilities
At September 30, 2017, other long-term liabilities consist of $40.9 million related to a lease inducement, $8.9 million related to the estimated unrecoverable portion of building leases and $4.0 million of long-term compensation liability related to the PSU and DSU plans. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability decreased by $71.6 million during the third quarter of 2017 from $1.35 billion at June 30, 2017 to $1.28 billion at September 30, 2017. The decrease relates to a $74.1 million change in estimate pertaining to discount rates, $20.0 million as a result of capital dispositions, $6.0 reclassified as liabilities associated with assets held for sale and $4.9 million for liabilities settled, partially offset by $11.1 million due to the revaluation of acquired liabilities, $8.6 million in respect of drilling, $7.6 million of accretion expense and $6.1 million as a result of capital acquisitions.

CRESCENT POINT ENERGY CORP.	21

Exhibit 26
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	September 30, 2017	December 31, 2016
Net debt (1)	4,135.9	3,677.1
Shares outstanding	545,450,549	541,742,592
Market price at end of period (per share)	10.02	18.25
Market capitalization (1)	5,465.4	9,886.8
Enterprise value (1)	9,601.3	13,563.9
Net debt as a percentage of enterprise value	43	27
Adjusted funds flow from operations (1) (2)	1,656.1	1,572.5
Net debt to adjusted funds flow from operations (1) (3)	2.5	2.3

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.

(3)
Net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At September 30, 2017, Crescent Point's enterprise value was $9.60 billion and the Company was capitalized with 57 percent equity compared to $13.56 billion and 73 percent at December 31, 2016, respectively. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2017 increased to 2.5 times, compared to 2.3 times at December 31, 2016, largely due to the increase in net debt as a result of the timing of the Company's capital expenditures. Crescent Point's objective is to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.	22

Exhibit 27
Exhibit 28

(1)	The sum of adjusted funds flow from operations for the trailing four quarters.

The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2020. Both of these facilities constitute revolving credit facilities and are extendible annually. As at September 30, 2017, the Company had approximately $2.22 billion drawn on bank credit facilities, including $0.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.45 billion including cash of $74.4 million.
The Company has private offerings of senior guaranteed notes raising total gross proceeds of US$1.39 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	23

The Company is in compliance with all debt covenants at September 30, 2017 which are listed in the table below:

Covenant Description	Maximum Ratio	September 30, 2017
Senior debt to adjusted EBITDA (1) (2)	3.5	2.3
Total debt to adjusted EBITDA (1) (3)	4.0	2.3
Senior debt to capital (2) (4)	0.55	0.32

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's upwardly revised development capital budget for 2017 is $1.55 billion, before net land and property acquisitions, with upwardly revised average 2017 production forecast at 175,500 boe/d.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At September 30, 2017, Crescent Point had 545.5 million common shares issued and outstanding compared to 541.7 million common shares at December 31, 2016. The increase of 3.8 million shares relates to shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 545,794,384 common shares outstanding.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the nine months ended September 30, 2017. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2016.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is finalizing the review of its sales contracts with customers and does not expect IFRS 15 to have a material impact on the consolidated financial statements. Upon adoption, the Company will expand its disclosures in the notes to the consolidated financial statements including disaggregated revenue streams by product type and any impairment losses recognized on receivables arising from contracts with customers.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company does not expect the amendment to have a material impact on the valuation of its financial assets.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are identified as leases and expects that the adoption of the standard will have a material impact on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	24

Summary of Quarterly Results

	2017			2016				2015
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	766.9	813.7	806.5	749.1	645.9	645.9	507.6	680.1

Average daily production
Crude oil (bbls/d)	139,254	140,878	139,303	130,386	125,713	132,730	143,971	142,750
NGLs (bbls/d)	18,811	17,658	17,061	18,083	17,750	16,870	16,775	15,253
Natural gas (mcf/d)	108,021	102,471	101,791	99,765	102,883	105,709	104,972	108,631
Total (boe/d)	176,069	175,615	173,329	165,097	160,610	167,218	178,241	176,108

Net income (loss)	(270.6)	83.6	119.4	(510.6)	(108.5)	(226.1)	(87.5)	(382.4)
Net income (loss) per share	(0.50)	0.15	0.22	(0.94)	(0.21)	(0.45)	(0.17)	(0.76)
Net income (loss) per share – diluted	(0.50)	0.15	0.22	(0.94)	(0.21)	(0.45)	(0.17)	(0.76)

Adjusted net earnings (loss) from operations (1)	33.7	39.5	61.9	100.6	(22.0)	15.1	(5.2)	258.0
Adjusted net earnings (loss) from operations per share (1)	0.06	0.07	0.11	0.19	(0.04)	0.03	(0.01)	0.51
Adjusted net earnings (loss) from operations per share – diluted (1)	0.06	0.07	0.11	0.18	(0.04)	0.03	(0.01)	0.51

Cash flow from operating activities	437.0	415.9	416.2	438.5	330.2	427.5	328.1	519.5

Adjusted funds flow from operations (1)	389.0	418.0	427.1	422.0	368.1	404.4	378.0	496.7

Adjusted working capital (deficiency) (2)	(259.1)	(171.6)	(202.0)	(277.0)	(197.3)	(159.0)	(181.1)	(345.3)
Total assets	15,945.1	16,419.2	16,568.8	16,163.6	16,771.9	16,610.9	17,179.5	17,616.0
Total liabilities	6,696.7	6,777.0	6,910.7	6,572.4	6,679.1	7,043.0	7,365.3	7,491.0
Net debt (1)	4,135.9	3,966.7	3,987.7	3,677.1	3,620.3	4,041.9	4,325.2	4,266.1
Total long-term derivative liabilities	8.8	-	-	3.0	2.7	3.8	2.5	0.3

Weighted average shares – diluted (millions)	546.2	546.1	546.2	544.5	514.0	509.1	507.6	505.8

Capital expenditures (3)	503.8	338.3	680.2	429.8	542.3	88.9	338.9	386.1

Dividends declared	49.4	49.4	49.4	49.2	47.2	46.0	117.9	152.8
Dividends declared per share	0.09	0.09	0.09	0.09	0.09	0.09	0.23	0.30

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

(3)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to changes in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, several business combinations and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the third quarter of 2017 and fourth quarters of 2016 and 2015, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, dispositions and the Company's capital development program. Adjusted funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	25

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in the Company's internal controls over financial reporting during the third quarter of 2017.
Outlook
Crescent Point's revised guidance for 2017 is as follows:

Production	Prior	Revised
Oil and NGLs (bbls/d)	157,500	158,000
Natural gas (mcf/d)	102,000	105,000
Total (boe/d)	174,500	175,500
Capital expenditures (1)
Drilling and completions ($ millions)	1,290.0	1,380.0
Facilities and seismic ($ millions)	160.0	170.0
Total ($ millions)	1,450.0	1,550.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
The Company has increased its 2017 average production and capital expenditure guidance based on positive operating results in each of its core resource plays. Crescent Point's recent dispositions and agreements to sell additional non-core assets have allowed the Company to increase its total capital expenditures budget.
Additional information relating to Crescent Point, including the Company's December 31, 2016 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	26

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms "netback", “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "payout ratio", “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. The Company previously referred to adjusted funds flow from operations as "funds flow from operations".
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2017	2016	% Change	2017	2016	% Change
Cash flow from operating activities	437.0	330.2	32	1,269.1	1,085.8	17
Changes in non-cash working capital	(52.5)	33.9	(255)	(54.2)	53.4	(201)
Transaction costs	(0.4)	1.2	(133)	2.3	1.8	28
Decommissioning expenditures	4.9	2.8	75	16.9	9.5	78
Adjusted funds flow from operations	389.0	368.1	6	1,234.1	1,150.5	7
Adjusted net earnings from operations is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment recoveries on PP&E, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2017	2016	% Change	2017	2016	% Change
Net income (loss)	(270.6)	(108.5)	149	(67.6)	(422.1)	(84)
Amortization of E&E undeveloped land	33.7	44.1	(24)	99.5	143.3	(31)
Impairment to PP&E	306.5	-	-	306.5	-	-
Unrealized derivative (gains) losses	58.0	31.7	83	(16.4)	568.1	(103)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(13.4)	25.5	(153)	(147.5)	(154.7)	(5)
Unrealized (gain) loss on long-term investments	0.6	(1.1)	(155)	7.2	(6.0)	(220)
(Gain) loss on capital dispositions	(10.1)	15.3	(166)	(10.1)	15.3	(166)
Deferred tax relating to adjustments	(71.0)	(29.0)	145	(36.5)	(156.0)	(77)
Adjusted net earnings (loss) from operations	33.7	(22.0)	(253)	135.1	(12.1)	(1,217)
Payout ratio is calculated on a percentage basis as dividends declared divided by adjusted funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of adjusted funds flow from operations retained by the Company for capital reinvestment.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	27

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2017	December 31, 2016	% Change
Long-term debt (1)	4,149.9	3,820.7	9
Accounts payable and accrued liabilities	644.8	647.2	-
Dividends payable	16.7	16.3	2
Long-term compensation liability (2)	12.3	3.7	232
Cash	(74.4)	(13.4)	455
Accounts receivable	(304.3)	(335.7)	(9)
Prepaids and deposits	(7.4)	(5.3)	40
Long-term investments	(28.6)	(35.8)	(20)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(273.1)	(420.6)	(35)
Net debt	4,135.9	3,677.1	12

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of long-term compensation liability.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	28

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow and the ability to fund dividends;
● Crescent Point's budgeted capital program for 2017 (before net land and property acquisitions);

● Crescent Point’s 2017 production and capital expenditure guidance;
● Management's belief that the Company is well positioned to execute its business strategy;
● The Company's commitment to maintain a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements; and
● Expected adoption of new accounting policies.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CRESCENT POINT ENERGY CORP.	29

Directors
Peter Bannister, Chairman (3) (4)
Rene Amirault (4)
Laura Cillis (1) (2)
Hugh Gillard (5)
Ted Goldthorpe (1) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson (1) (2)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Sr. Vice President, Exploration and Geosciences
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	30